Exhibit 99.1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5

For Immediate Release	News Release

TSX: PDL, PDL.WT
NYSE-A: PAL, PAL.WS

North American Palladium Increases Indicated Resource by 280% at

Offset Zone, Plans Aggressive 2009 Drill Program

Adds support for potential 12 year mine life at LDI

TORONTO, January 20, 2009 – North American Palladium Ltd. announced today the result of an NI 43-101 resource estimate for the Company’s Offset High Grade Zone (Offset Zone) prepared by Scott Wilson RPA that upgraded the indicated resource from 3.2 million tonnes to 12.3 million tonnes, an increase of 280% (see table below). This upgrade reflects the positive results from a $1.7 million drill program conducted in 2007.

The Offset Zone is the fault displaced extension of the Roby deposit which has been mined underground since 2006 and has a remaining mine life of two years.

Estimated Mineral Resources

Offset Zone, LDI mine1

Category	Tonnes (millions)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni %	Cu %	Pd (000 oz)	Pt (000 oz)
Indicated	12.3	5.02	0.38	0.37	0.13	0.11	1,985	150
Inferred	4.6	4.85	0.37	0.33	0.13	0.12	717	55

1 Prepared by Mr. Ian T. Blakley, P.Geo and Senior Consulting Geologist for Scott Wilson Roscoe Postle Associates, an independent Qualified Person within the meaning of NI 43-101, using a palladium equivalency (PdEq) cut-off of 5.75 g/t, assuming long-term US$ metal prices of $300/oz Pd, $1,000/oz Pt, $850/oz Au, $7.00/lb Ni, $2.50/lb Cu and a US$/C$ exchange rate of 1.10. Resources were estimated to a maximum depth of 1,200 m.  Metal recovery assumptions of 80% Pd, 70% Pt, 75% Au, 40% Ni and 85% Cu were used in the estimation of PdEq.

In 2009, North American Palladium will conduct an aggressive drill program of $7.0 million in order to identify additional resources, increase mine life at LDI and facilitate mine development planning.  North American Palladium’s strong balance sheet, with $106 million in working capital as at September 30, 2008 and minimal debt, is expected to contribute to the growth of the Company as it also evaluates acquisition and joint venture opportunities in 2009.

Offset Zone Development

•                  The results of a preliminary economic assessment released in May 2008 estimated that the entire Offset Zone could be mined up to ten years yielding annual production of 250,000 ounces of palladium, 16,000 ounces of platinum, 17,000 ounces of gold, 2 million pounds of nickel, and 4 million pounds of copper when operating at 6,000 tonnes per day (see May 7, 2008 press release).

•                  A detailed prefeasibility report is underway with the objectives of converting indicated resources to probable reserves, and assessing the optimal mining and milling configuration and economics of developing the upper portion of the Offset Zone. The report is expected to be completed no later than June 30, 2009.

2009 Exploration Update

•                  The 2009 exploration budget is $7.0 million.

•                  The Company plans to drill 70 holes on its extensive LDI property, utilizing one surface and two underground diamond drill rigs.

•                  The first major objective of the 2009 exploration program will be:

•                  To upgrade inferred to indicated resources in the upper portion of the Offset Zone and increase the potential mine life at LDI.

•                  To discover new resources in the East Gabbro Breccia Zone which is located south along strike and up-dip of the Offset Zone.

•                  The second major objective of the exploration program is to advance under-explored areas within the large LDI intrusive rock complex in the following areas:

•                  Surface exploration programs will be conducted on three zones, the VT North Rim, VT South Rim and the Creek Zone.  The VT North and South Rim Zones are located within 400 metres of the mine and the Creek Zone is within 2,000 metres.  A kilometre long trend carrying massive sulphides that has been traced across the mine will also be tested.

•                  A new grassroots opportunity has been identified at North LDI and will be drilled.

Please click on the link shown below to view detailed maps of the LDI complex and exploration program target zones www.napalladium.com/LDImapsOZ.pdf.

Dr. William Stone, P.Geo., Vice President, Exploration for North American Palladium Ltd., is the Qualified Person who supervised the preparation of this news release.

The Offset Zone resource estimate is available on www.sedar.com, www.sec.gov and www.napalladium.com.  An updated NI 43-101 technical report for the Company’s entire Lac des Iles property, including the Offset Zone, will be filed within 45 days. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

About North American Palladium

North American Palladium is one of North America’s largest producers of palladium, and accounts for approximately 4% of global palladium supply.  The Company’s palladium production at its Lac des Iles mine is strengthened by a significant contribution from platinum, gold, nickel and copper by-product metals.  The Company’s primary areas of focus are the Roby Zone and the Offset Zone at its Lac des Iles mine which began operations in 1993.  The Company benefits from operating in a politically stable jurisdiction with developed infrastructure and a history of innovation and excellence in mining.  Please visit www.napalladium.com for more information.

For further information please contact:

Linda Armstrong

Director, Investor Relations

Tel:  416-360-7971 Ext. 226

Tel:  1-888-360-7590

Email:  larmstrong@napalladium.com

Trent Mell

Vice President, Corporate Development

Tel:  416-360-7971 Ext. 225

Tel:  1-888-360-7590

Email:  tmell@napalladium.com

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Forward-Looking Statements

These statements are based on certain factors and assumptions, including but not limited to, the assumption that palladium demand and prices and sustained by-product metal demand and prices will increase in the future; the operation of the Company’s underground mine remains viable operationally and economically if and when prices increase; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected if and when prices increase; new mine plan scenarios will be viable operationally and economically if and when prices increase; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected if and when prices increase.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law.